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Press Release

Vale on the conclusion of the corporate restructuring

Rio de Janeiro, August 14th,  2017 - We refer to Vale’s corporate governance restructuring approved at Vale’s extraordinary shareholders meeting held on June 27th, 2017 (“Proposal”), to inform that, as more than 54.09% of preferred shares issued by Vale (excluding treasury shares) were tendered into the voluntary conversion transaction included in the Proposal, as announced in the press release issued on August 11th 2017, an extraordinary shareholders meeting of Valepar S.A. was held today at which the merger of Valepar with and into Vale was approved.

As a result of the merger, Valepar ceases to exist and, consequently, Valepar’s shareholders now hold direct interests in Vale.

Vale informs that, in accordance with the Proposal, Litel Participações S.A., Bradespar S.A., BNDES Participações S.A. — BNDESPAR and Mitsui & Co., Ltd., signed today a new Vale Shareholders Agreement binding 20% of the total outstanding common shares issued by Vale. The agreement will be in force until November 9, 2020, with no provision for renewal.

Finally, we inform that Vale’s Board of Directors intends to call an extraordinary general shareholders’ meeting, to be held within the next 65 days, to elect independent members for the vacant positions in the Board of Directors of the Company.

Para mais informações, contactar:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Denise Caruncho: denise.caruncho@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM, na U.S. Securities and Exchange Commission — SEC, e na Autorité des Marchés Financiers (AMF) em particular os fatores discutidos nas seções “Estimativas e projeções” e “Fatores de risco” no Relatório Anual - Form 20F da Vale.

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